Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED
(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
ANNOUNCEMENT
COMPLETION
of the acquisition of a 45.51% indirect interest in Singapore Petroleum Company Limited

The board of directors of PetroChina Company Limited (PetroChina) is pleased to announce that PetroChina International (Singapore) Pte. Ltd. (the Offeror), an indirectly wholly owned subsidiary of PetroChina, has today completed the purchase (the Acquisition) from Keppel Oil and Gas Services Pte. Ltd. (the Vendor) of 234,522,797 issued and fully paid up ordinary shares (excluding treasury shares) (the Shares) in the share capital of Singapore Petroleum Company Limited (the Target), representing approximately 45.51% of the total Shares as at 21 June 2009, pursuant to the conditional sale and purchase agreement entered into between the Offeror and the Vendor on 24 May 2009 (the Sale and Purchase Agreement).
In accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, the Offeror will make a mandatory conditional cash offer (the Offer) for all the Shares other than those already owned, controlled or agreed to be acquired by the Offeror and persons acting in concert with it (the Offer Shares). Further announcements in relation to the Offer will be made by PetroChina as and when appropriate.
Completion of the Acquisition
Further to the announcement made on 24 May 2009, the board of directors of PetroChina is pleased to announce that the condition precedent in the Sale and Purchase Agreement has been satisfied and completion of the Acquisition has taken place today.
Following the completion of the Acquisition and as at 21 June 2009, PetroChina held a 100% indirect interest in the Offeror which held 234,522,797 Shares, representing approximately 45.51% of the total Shares of the Target.

Mandatory Conditional Cash Offer
In accordance with the Securities and Futures Act of Singapore and the Singapore Code on Take-overs and Mergers, the Offeror will make the Offer for all the Offer Shares.
The Offer, when made, will be made for all the Offer Shares, subject to the terms and conditions set out in the formal document in relation to the Offer (the Offer Document) to be issued by Deutsche Bank AG, Singapore Branch, for and on behalf of the Offeror. The Offer, when made, will be made on the basis of S$6.25 (approximately HK$33.25) for each Offer Share.
The Offer Document setting out the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance will be despatched to holders of the Offer Shares not earlier than 14 days and not later than 21 days of the date of this announcement.
Further announcements in relation to the Offer will be made by PetroChina as and when appropriate.
This announcement contains translations between Singapore dollar and Hong Kong dollar amounts at S$1.00=HK$5.3205, being the exchange rate prevailing on 19 June 2009. The translations should not be taken as a representation that the Singapore dollars could actually be converted into Hong Kong dollar at such rates or at all.
By order of the board of
PetroChina Company Limited
Li Hualin
Secretary to the Board
Hong Kong, 21 June 2009
As at the date of this announcement, the board of directors of PetroChina Company Limited comprises Mr Jiang Jiemin as the chairman; Mr Zhou Jiping (vice chairman) and Mr Liao Yongyuan as executive directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu and Mr Cui Junhui as independent non-executive directors.

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